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                           December 19, 2023

       Yoshi Niino
       Chief Accounting Officer
       Harbor Custom Development, Inc.
       1201 Pacific Avenue, Suite 1200
       Tacoma, WA 98402

                                                        Re: Harbor Custom
Development, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-39266

       Dear Yoshi Niino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.
 Yoshi Niino
FirstName LastNameYoshi   Niino
Harbor Custom  Development, Inc.
Comapany19,
December  NameHarbor
              2023     Custom Development, Inc.
December
Page 2    19, 2023 Page 2
FirstName LastName
Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls & Procedures, page 68

1. Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2022; refer to Item 308(a) of Regulation S-K. In addition, given the omission of your annual report on internal control over financial reporting, tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction